

One Corporate Center
Rye, NY 10580-1422
t 914.921 3900
f 914.921.5099
GABELLI.COM

September 4, 2014

Mr. Robert B. Goergen, Sr.
Executive Chairman of the Board
Blyth, Inc.
One East Weaver Street
Greenwich, CT 06831

Dear Bob:

We haven't chatted for a while.

Yesterday when you made your announcement concerning ViSalus I called both your IR as well as your acting president. Neither responded. I find that with such an important announcement the lack of shareholder communication is inconsistent with good corporate governance.

Our clients own about 6% of your shares and, while we commend your team for the financial engineering that was just executed, we believe you are not serving your shareholders appropriately.

Accordingly, by copy of this letter, I am asking our proxy voting committee to select a candidate or candidates to serve on the Blyth Board.

Simply stated, if you are going to remain public, you have to communicate such important dynamics to the investment community.

Sincerely,

Mario J. Gabelli

MJG:bd